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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.    )

W.P. Stewart & Co., Ltd.
(Name of Subject Company)

W.P. Stewart & Co., Ltd.
(Name of Persons Filing Statement)

Common Shares, $0.001 par value
(Title of Class of Securities)

G84922106
(CUSIP Number of Class of Securities)

Seth Pearlstein
W.P. Stewart & Co., Ltd.
c/o W.P. Stewart & Co., Inc.
527 Madison Ave., 20th Floor
New York, NY 10022
(212) 750-8585
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:
Barry Wade
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177-1500
(212) 415-9311

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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SCHEDULE 14D-9

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is W.P. Stewart & Co., Ltd., a Bermuda exempted company. Unless otherwise specified or indicated by context, the "Company," "W.P. Stewart," "we," "our," "us" and similar references refer to W.P. Stewart & Co., Ltd. The principal executive offices of the Company are located at Trinity Hall, 43 Cedar Ave., Hamilton HM 12, Bermuda, and the telephone number is (441) 295-8585.

        (b)    Securities.    The class of equity securities to which this Statement relates is the Company's common shares, par value $0.001 (the "Shares"). As of May 20, 2008, there were 50,351,566 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is filing this Statement. The information about the Company's address and telephone number above under Item 1 is incorporated herein by reference.

        (b)    Tender Offer.    This Statement relates to the tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, and Arrow Offshore, Ltd. a Cayman Islands exempted company (together the "Purchasers"), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, constitute the "Offer"), as set forth in the Purchasers' Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission ("SEC") on May 28, 2008 (the "Schedule TO").

        The Offer is being made pursuant to an Investment Agreement, dated as of May 20, 2008, by and among the Company and the Purchasers (as it may be amended, the "Investment Agreement"). The Investment Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Investment Agreement provides, among other things, for the purchase of up to a total aggregate of approximately 45% of the outstanding Shares of the Company, calculated at the time of completion of the full investment under the terms of the Investment Agreement. The Investment Agreement provides for the making of the Offer by the Purchasers and further provides that, upon the terms and subject to the conditions contained in the Investment Agreement, immediately following the closing of the Offer, the Company will issue and sell to the Purchasers and the Purchasers will purchase from the Company 5,010,000 newly issued Shares at a price per Share equal to the Offer Price. The Investment Agreement also provides that if fewer than 8,830,000 Shares are tendered and not withdrawn in the Offer, the Purchasers will have the benefit of a top-up option (the "Top Up Option") to purchase from the Company, at their option, at a price per share equal to the Offer Price, up to an additional 2,430,000 Shares.

        The forgoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, which is filed as Exhibit (e)(1) to this Statement, and is incorporated herein by reference.

        According to the Offer to Purchase, the address of the principal executive offices of the Purchasers is 499 Park Avenue, 10th Floor, New York, NY 10022.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described herein or incorporated by reference below, to the Company's knowledge, as of the date hereof, there are no material agreements, arrangements or understandings relating to the Offer or any actual or potential conflicts of interest with respect to the Offer between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) the Purchasers or the executive officers or directors of the Purchasers.

        (a)    Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

WPS II Distribution.

        WPS II, Inc., a Delaware corporation ("WPS II"), the holder of 19,264,557 Shares, advised the Company in a letter, dated May 20, 2008 (the "WPS II Letter"), that it does not intend to tender any Shares in the Offer. WPS II further advised the Company in the WPS II Letter that its Board of Directors had approved, and would be seeking shareholder approval by written consent for, the dissolution of WPS II and, subject to such shareholder approval, WPS II intended to distribute to its shareholders, on or about June 3, 2008, 25% of the Shares held by WPS II (or 4,816,139 Shares) on a pro-rata, in-kind basis (the "Share Distribution").

        Each shareholder of WPS II is a party to a put agreement with WPS II pursuant to which such shareholder may, upon certain terms and conditions, deliver shares of WPS II common stock to WPS II in exchange for Shares of the Company. In connection with the shareholder consents described above, WPS II has asked each shareholder to agree not to exercise his, her or its put rights at any time prior to December 31, 2008; however, WPS II advised the Company in the WPS II Letter that it could not give any assurance that all shareholders will so agree. The above summary of the WPS II Letter is qualified in its entirety by reference to the full text of the WPS II Letter, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

        The Company is aware that holders of a majority of WPS II's outstanding common stock, including William P. Stewart, Jr., as a trustee of certain trusts holding WPS II common stock, subsequently approved WPS II's dissolution, thus enabling the Share Distribution, and such holders agreed not to exercise the put rights described above. The Company is also aware that WPS II filed a Certificate of Dissolution in Delaware on May 27, 2008.

Possible Conflict of Interest, Payment of Legal Fees by the Company and Intent to Tender.

        William P. Stewart, Jr. ("Mr. Stewart") is an officer, director and shareholder of the Company. Mr. Stewart is also an officer and director of WPS II, and is a trustee of certain trusts holding Shares and WPS II common stock. As a result of the matters described in the following paragraph, Mr. Stewart may be deemed to have a conflict of interest with respect to the Offer. Because of such potential conflict of interest, Mr. Stewart has recused himself from the vote by the Board of Directors of the Company (the "Board") for the purposes of considering the Offer and making its recommendation with respect to the Offer.

        The Board has authorized the Company to pay legal fees and expenses incurred by Mr. Stewart and will be requested to authorize the payment of legal fees incurred by his co-trustee in connection with their efforts with respect to negotiations with the Purchasers and with Mr. Stewart's efforts with a prior potential acquiror of the Company and for other actions taken by Mr. Stewart that resulted in the Investment Agreement and the transactions contemplated thereby (collectively, the "Transactions"), including the Offer, to the extent such expenses benefited the Company. Such fees and expenses are currently estimated at $175,000, plus disbursements.

        In a letter to the Company, dated May 20, 2008 (the "Stewart Letter"), Mr. Stewart advised the Company that (i) he does not intend to tender in the Offer any Shares owned directly by him, and (ii) Mr. Stewart does intend to tender in the Offer up to 3,000,000 Shares held in trusts of which Mr. Stewart is a trustee (including Shares received by such trusts in the Share Distribution). The above summary of Mr. Stewart's intention to tender is qualified in its entirety by reference to the Stewart Letter, which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

Principal Shareholder Agreements

  Agreement to Tender of Robert Kahn

        Robert L. Kahn ("Mr. Kahn"), a shareholder of WPS II and the Company, has entered into an agreement with the Purchasers and the Company, dated May 20, 2008 (the "Kahn Agreement to Tender"), which provides that if less than 2,400,000 Shares are tendered in the Offer as described below, Mr. Kahn will, subject to certain conditions, tender in the Offer such number of Shares distributed to him in the Share Distribution as equals (i) the difference between 2,400,000 and the total number of Shares tendered in the Offer by other shareholders and not withdrawn (other than Shares required to be tendered pursuant to the Stewart Agreement to Tender, as defined below) multiplied by (ii) 0.1875; provided, that the number of Shares that Mr. Kahn has agreed to tender pursuant to the Kahn Agreement to Tender will in no event exceed 450,000. The above summary of the Kahn Agreement to Tender is qualified in its entirety by reference to the Kahn Agreement to Tender, which is filed as Exhibit (e)(6) to this Statement and is incorporated herein by reference.

  Agreement to Tender of Bill Stewart

        Mr. Stewart has entered into an agreement with the Purchasers and the Company, dated May 20, 2008 (the "Stewart Agreement to Tender"), which provides that if less than 2,400,000 Shares are tendered in the Offer as described below, Mr. Stewart will, subject to certain conditions, tender in the Offer such number of Shares distributed in the Share Distribution to certain trusts of which he is a trustee as equals (i) the difference between 2,400,000 and the total number of Shares tendered in the Offer by other shareholders and not withdrawn (other than Shares required to be tendered pursuant to the Kahn Agreement to Tender) multiplied by (ii) 0.8125; provided, that the number of Shares that Mr. Stewart has agreed to tender pursuant to the Stewart Agreement to Tender will in no event exceed 1,950,000. The above summary of the Stewart Agreement to Tender is qualified in its entirety by reference to the Stewart Agreement to Tender, which is filed as Exhibit (e)(5) to this Statement and is incorporated herein by reference.

        (b)    Arrangements between the Company and Purchasers

        In connection with the Transactions, the Company and the Purchasers entered into the Investment Agreement.

Investment Agreement

        The summary of the material terms of the Investment Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference to Section 11 and Section 13 in Exhibit (a)(1) to the Schedule TO, filed by the Purchasers on May 28, 2008. The summaries of the Investment Agreement and the conditions to the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Investment Agreement filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Registration Rights Agreement

        The Company and the Purchasers have entered into a Registration Rights Agreement. The summary of the material terms of the Registration Rights Agreement set forth in Section 11 of the Offer to Purchase is incorporated herein by reference to Section 11 in Exhibit (a)(1) to the Schedule TO, filed by the Purchasers on May 28, 2008. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

Confidentiality Agreement

        On April 16, 2008, the Company and an affiliate of the Purchasers entered into a confidentiality agreement (the "Confidentiality Agreement") to facilitate the mutual sharing of information in order to allow the Purchasers and the Company to evaluate a potential transaction and to restrict the ability of the Purchasers to pursue transactions involving the Company or the Shares without the Company's consent for a period of three years. The Investment Agreement modifies the standstill agreement provided for in the confidentiality agreement as detailed under Section 11 in the Offer to Purchase.

        The foregoing is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(7) to this Statement and is incorporated herein by reference.

Ownership of Company Securities

        The Offer to Purchase states that the Purchasers do not own any Shares.

Item 4.    The Solicitation or Recommendation.

        (a)    Solicitation or Recommendation.

        The Board established a special committee (the "Special Committee"), consisting of three independent directors of the Company (Richard D. Spurling, Angus S. King, Jr., and Jan J. Spiering) to review the terms of the Offer, and the Special Committee and the Board received written opinions of Duff & Phelps, LLC, ("Duff & Phelps") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") respectively with regard to the fairness of the Offer Price to the Company's unaffiliated shareholders, which opinions are described more fully in Item 4(d) below and are attached as Annex A, and Annex B hereto, respectively. After reviewing the terms of the Offer and the Transactions, the Special Committee held a meeting on May 20, 2008 and unanimously (i) determined that the Offer and the Transactions are in the best interest of the Company and its shareholders, (ii) determined that the Offer Price is fair to the Company's unaffiliated shareholders, and (iii) recommended to the Board that the Investment Agreement and the Registration Rights Agreement be executed by the Company and that the Company remain neutral with respect to whether the Company's shareholders should tender their Shares in the Offer.

        The Board held a meeting on May 20, 2008 and, for the reasons outlined below and based on the recommendation of the Special Committee, excluding Mr. Stewart (who did not participate in the voting for the reason described above under Item 3), unanimously determined that (i) the Offer and the Transactions are in the best interest of the Company's shareholders, (ii) the Offer Price is fair to the Company's unaffiliated shareholders, and (iii) the Company should execute the Investment Agreement and the Registration Rights Agreement and remain neutral with respect to the Offer. The Company is not making a recommendation regarding whether the Company's shareholders should accept the Offer and tender their Shares, and if so, how many Shares to tender, or whether to reject the Offer and not tender their Shares.

        The Board has determined that a shareholder's decision on whether to tender its Shares in the Offer and, if tendering, how many Shares to tender, is a personal investment decision based upon each individual shareholder's particular circumstances. The Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the shareholder's own investment objectives, the shareholder's views as to prospects and outlook, the factors considered by the Board as described below and any other factors that the shareholder deems relevant to its investment decision. The Board also urges each shareholder to consult with its own financial and tax advisors regarding the Offer.

        (b)    Background and Reasons for the Recommendation.

        In December, 2007, the Company retained Merrill Lynch to conduct an auction involving the sale of assets or share capital of the Company and to review strategic alternatives available to the Company. Merrill Lynch contacted 80 prospective investors as part of an extensive sale process for the Company and met with the management of approximately 13 prospective investors and received and reviewed approximately 13 proposals or indications of interest. The Board established the Special Committee on March 24, 2008 to receive and review all proposals with regard to possible transactions involving the sale of assets or share capital of the Company. Merrill Lynch consulted with the Board and the Special Committee on numerous occasions regarding summaries of bids and updates on process and valuations.

Background of the Offer and Retention of Merrill Lynch

        In February 2006 in response to management's and the Board's perception that the Company needed new strategic direction, the Board began a search for strategic partners to broaden its product line and distribution capability and increase assets under management ("AUM"). The Board sought to find a strategic partner who could meet these needs and who would be interested in making a significant minority equity investment in the Company as part of a broader strategic relationship. On March 1, 2006, the Board interviewed a well known financial advisory firm ("Adviser A"). On March 28, 2006, the Board considered the scope of the proposed engagement of Adviser A and the desirability of limiting that engagement to the sale of a minority interest in the Company through a sale of Shares either by WPS II, Inc. or directly by the Company. On April 24, 2006, the Board engaged Adviser A with a view to seeking a strategic investment by a third party in the amount of approximately 19.9 million Shares. Adviser A began its search and while the Board received indications of interest from several parties in the fall of 2006, all were significantly below the then current market price of the Shares and certain proposals were not structured as a minority investment. As a result, the Board determined not to proceed with a transaction at that time.

        The Company's AUM declined from $9.5 billion at December 31, 2005 to $8.1 billion at December 31, 2006. In early 2007, three portfolio managers left the Company contributing to further declines in AUM. On February 1, 2007, Mr. Stewart returned as CEO of the Company in an effort to stabilize the Company's business. However, AUM continued to decline in 2007 from $6.4 billion at March 31, 2007 to $5.3 billion at June 30, 2007 to $5.0 billion at September 30, 2007. On October 24, 2007, the Company announced that it was suspending payment of quarterly cash dividends on its Shares.

        In response to the significant outflows of assets under management in 2007, and in response to approaches from interested strategic parties, the Board determined in November 2007 that it would be in the best interest of shareholders to explore a strategic transaction with a counterparty to address concerns of corporate instability, to facilitate cost reduction efforts, and to avoid the loss of additional assets under management. As part of the effort to review strategic alternatives, we met with several investment banks before deciding to engage Merrill Lynch to assist our Board in connection with its consideration of the Company's strategic alternatives. The engagement letter with Merrill Lynch was signed on December 21, 2007.

        Our initial plan was for Merrill Lynch to run an expedited auction process, with the goal of announcing a transaction by the end of February. During late December and early January, we worked with Merrill Lynch to create a marketing document and to identify a short list of approximately thirty (30) prospective purchasers. We launched the sale process on January 4, 2008 by sending out a letter (on a no-names basis) to approximately 40 parties that had been identified by us and Merrill Lynch.

        We held management meetings with parties that were contacted as part of the sale process as well as parties with which we were already in discussions during the weeks of January 14, January 21, and January 28, 2008. On January 18, management, together with Merrill Lynch, provided an interim status update to the Board. On January 26, a bid process letter was sent to approximately 20 parties that had indicated interest in the Company with instructions to submit bids by January 31st.

        Six "first round" bids were received on January 31. A summary of the bids was sent to the Board soon thereafter. Discussions with bidders to clarify and improve their proposals took place during the week of February 4, and second round bids were received from three of the first six bidders between February 8 and February 14, 2008. The Board met numerous times in February to review the bids received, including on February 7, 15, 22, and 26, 2008.

        Significant discussions occurred in February between the Company and the three second round bidders, including visits to bidders' offices. On February 27, we publicly announced that we had engaged Merrill Lynch to explore strategic alternatives for the Company. We also announced that we were postponing our earnings release and our conference call, but we did disclose some financial information, including AUM. Our Share price dropped almost 44% on the news. The Board met on March 3 to evaluate all current bids and directed management to continue to try to improve the currently outstanding proposals.

        In March, four new parties which had not previously provided written bids submitted bids. The Board met on March 12 to discuss a number of the new bids as well as the viability of continuing to operate on a stand-alone basis. In this meeting, it was decided that the Board was committed to pursuing a transaction, and that a stand-alone strategy was not attractive to the Board. The Board further decided that three proposals required priority focus, two that had originally been received in January, and one that had been received in March.

        On March 24, the Board met to again evaluate the progress of the three leading parties. One bid for the entire Company appeared to be more attractive than the other two, but the proposal was contingent upon arrangements with management that had to be negotiated. Because of the potential conflicts of interest raised by this bid and to streamline the sale process, the Board created a Special Committee to receive proposals and make recommendations to the Board in connection with the sale process. At approximately the same time, Mr. Stewart engaged Hughes Hubbard & Reed LLP as his counsel in connection with this transaction.

        The Special Committee met on 16 occasions to discuss the transaction and other proposals received by the Special Committee, including on March 27, March 31, April 4, April 7, April 9, April 16, April 18, April 29, May 6, May 9, May 14, May 16, and May 20, 2008. The Special Committee also engaged Duff and Phelps on April 16, 2008 as its financial adviser to deliver a separate fairness opinion to the Special Committee. Members of the Special Committee also met with specific bidders, including the Purchasers, in order to better understand and negotiate their proposals as appropriate.

        Over the course of the last week of March and into April, negotiations were being held with one specific party and an amalgamation agreement for an acquisition transaction was drafted by Dorsey & Whitney LLP ("Dorsey & Whitney"), as counsel to the Company and that party's counsel. At the same time additional bids were submitted to the Company, including new proposals from previous bidders as well as new proposals from new prospective purchasers. Over time, some of these bidders elected to withdraw their proposals.

        On April 15, 2008, the Purchasers contacted a Merrill Lynch representative to express an interest in entering into a potential transaction with the Company. A representative of the Purchasers signed a confidentiality agreement on April 16, 2008. Messrs. Alexandre von Furstenberg, Mal Serure and Quinn Martin, Jr., executive officers of the Purchasers, had multiple conversations with Mr. Stewart, over the next several days to explore the structure of a possible transaction and on April 25, 2008, Mr. von Furstenberg met with Mr. Stewart to further explore a potential transaction.

        On April 28, 2008, the Purchasers had additional conversations with Mr. Stewart and representatives of Merrill Lynch relating to a proposed transaction. On April 29, 2008 the Purchasers sent a letter to Mr. Stewart and the Board setting forth the terms of the Purchasers' proposed offer.

        The proposal by the Purchasers was determined by the Special Committee to be the most attractive proposal and it was decided to make their proposal the primary focus of the Special Committee's efforts. On Monday, May 5, the other leading bidder informed the Company that it was withdrawing from the process.

        During the weeks of May 5, May 12, and May 19, we worked with the Purchasers to finalize the transaction structure and documentation, and Dorsey & Whitney worked with the Purchasers' attorneys, Post Heymann & Koffler LLP, to complete the Investment Agreement and the Registration Rights Agreement. On May 5, 2008, Mr. von Furstenberg met again with various executive officers of the Company and certain consultants associated with clients of the Company at the Company's offices. Also on May 5, 2008, Jan Spiering, a director of the Company and a member of the Special Committee met with a representative of Merrill Lynch and Mr. von Furstenberg to discuss the proposed transactions. The Purchasers' representatives and the Company's representatives held additional discussions during the week of May 5 relating to the terms of a transaction.

        On May 9, 2008, the Company's legal counsel provided to the Purchasers' legal counsel a draft of the Investment Agreement setting forth the terms of the transaction. On May 10, 2008, the Purchasers' legal counsel provided to the Company's legal counsel comments to the draft Investment Agreement. The Purchasers and their legal counsel continued to negotiate the terms of the Investment Agreement and the Registration Rights Agreement with the Company and its legal counsel over the next ten days.

        On the afternoon of May 19, the Purchasers' representatives had a conversation with Merrill Lynch representatives in which the Purchasers' representatives sought increased assurance that they would be able to acquire a minimum ownership position of approximately 20% of the outstanding Shares in the Transactions. To address this concern, Mr. Stewart and Mr. Kahn agreed to enter into the agreements described under Item 3—Principal Shareholder Agreements.

        On Tuesday morning, May 20, the Special Committee met to consider whether to recommend the Transactions to the Board. Both Merrill Lynch and Duff and Phelps delivered written opinions that, as of that date, the Offer Price to be received by holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase pursuant to the Offer was fair from a financial point of view to the holders of such Shares. Immediately following the Special Committee meeting, the full Board was convened and Merrill Lynch delivered its fairness opinion to the full Board. The Board approved the Transactions pending the determination of the final tender price which was approved as the closing price on the New York Stock Exchange on May 20, but in no event to be less than $1.50 and subject to a cap of $1.60.

        On May 20 the parties agreed that the final price per Share in the Offer and the Transactions would be set at $1.60. On May 20, 2008, the Purchasers and the Company signed the Investment Agreement and the Registration Rights Agreement. In addition, Mr. Stewart, the Purchasers and the Company executed the Stewart Agreement to Tender and Mr. Kahn, the Purchasers and the Company executed the Kahn Agreement to Tender.

        Also on May 20, 2008, the Board of Directors of WPS II (including Mr. Stewart) unanimously approved the dissolution of WPS II including, subject to shareholder approval of such dissolution, the Share Distribution described in Item 3(a) above. The Company has been advised that holders of a majority of WPS II's outstanding common stock, including Mr. Stewart, as a trustee of certain trusts holding WPS II common stock, subsequently approved WPS II's dissolution, thus enabling the Share Distribution. The Company is also aware that WPS II filed a Certificate of Dissolution in Delaware on May 27, 2008.

        On the morning of May 21, 2008, the Company announced the agreements with the Purchasers and the Company's first quarter 2008 financial results.

Reasons for the Recommendation

        In evaluating the Offer and the Transactions, and expressing an opinion that the Offer Price is fair to the Company's unaffiliated shareholders and that the Investment Agreement and the Transactions are in the best interest of the Company, but remaining neutral with respect to the Offer, and expressing no recommendation as to whether the Company's shareholders should accept the Offer and tender their Shares and if tendering, how many Shares to tender, or whether to reject the Offer and not tender their Shares, the Special Committee and the Board consulted with legal counsel and financial advisors and considered a number of factors, including the following material factors which the Special Committee and the Board viewed as supporting its recommendation.

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  $1.60 Price.  The Special Committee and the Board considered the fact that the Offer and the primary Share issuance are being made in cash at a price determined based on the market price of the Shares immediately prior to the announcement of the Offer (provided that it was agreed by the parties that the Offer Price would not be lower than $1.50 per Share and would not be higher than $1.60 per Share; the $1.60 price per Share being higher than the average closing price for the Shares for the preceding five trading days ($1.57), ten trading days ($1.54), and twenty trading days ($1.51)).

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  Cash Tender Offer; Certainty of Value.  The Special Committee and the Board considered the fact that the form of consideration to be paid to holders of Shares in the Offer would be cash, thereby providing the Company's shareholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment subject to the possibility of proration.

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  Choice for Company Shareholders.  The Special Committee and the Board considered the fact that the Investment Agreement and the Transactions, including the Offer, provide the Company's shareholders with the opportunity to determine for themselves whether to tender their Shares in exchange for cash or to continue as shareholders of the Company.

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  Financial Condition and Prospects of the Company.  The Special Committee and the Board considered the Company's financial condition and business prospects, including the following factors: (i) the assets under management of the Company have declined from $8.1 billion at December 31, 2006 to $4.1 billion at December 31, 2007 to $2.8 billion at May 16, 2008 and significant declines in revenue have adversely affected the Company's business and results of operations, (ii) as of the date of this Statement, the Company is operating at a net loss and did so for the quarter ended March 31, 2008, (iii) the Company has experienced challenges to its viability as a stand-alone entity and has had difficulty aligning its cost structure with the lower levels of AUM, (iv) the Company is in the process of implementing a new cost reduction program, (v) based on the analyses of Duff & Phelps rendered to the Special Committee and the analyses of Merrill Lynch rendered to the Board (referenced under "Opinion of Merrill Lynch—Financial Analyses"), the Special Committee and the Board believed that the Offer and the Transactions will provide more value to the Company's shareholders than would be received in a wind-down of the Company, and (vi) the Company's desire for additional capital to fund expenses and net losses currently being incurred by the Company.

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  Solicitation of Other Parties Prior to the Execution of the Investment Agreement.  The Special Committee and the Board considered the fact that the Company had previously received other proposals and indications of interest from third parties, as described in further detail under "Background of the Offer," and that such offers were not as attractive as those provided in the Investment Agreement, or had been withdrawn. The Board also considered the fact that Merrill

    Lynch had made inquiries of 80 prospective acquirers and investors as to whether they would be interested in a transaction involving the Company's assets or share capital and substantially all of those potential acquirers and investors, either initially or after further discussion with the Company, had informed the Company that they were not interested in pursuing a transaction with the Company.

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  No Change in Control, Voting Restrictions.  The Special Committee and the Board considered the fact that the Offer and the primary Share purchase will be limited to a total aggregate of no more than approximately 45% of the Shares of the Company. The Board also considered the fact that, upon completion of the Transactions the voting power of the Purchasers will be limited by the bye-laws and certain Board waivers to no more than 9.5% individually, or 24% in the aggregate, of the total voting power of the Company even if the Purchasers hold a greater percentage of the outstanding Shares. Therefore no change in control will result from the Offer and the primary Share issuance.

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  Terms of the Investment Agreement.  The Special Committee and the Board considered the terms of the Investment Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The Special Committee and the Board considered the absence of a financing condition in the Investment Agreement and the Purchasers' representation that the Purchasers have available cash resources in an amount sufficient to enable them to purchase Shares pursuant to the Offer and the primary Share purchase and perform their obligations under the Investment Agreement. The Special Committee and the Board also considered the absence of a minimum tender condition in the Offer providing additional assurance of closing.

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  Status of Purchasers.  The Special Committee and the Board considered the substantial resources, business connections and investment philosophy of the Purchasers and their principals, particularly with regard to the Company's current business activities.

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  Commitment of Mr. Stewart and Mr. Kahn.  The Special Committee and the Board considered the intention of each of Mr. Stewart and Mr. Kahn to support the Offer by agreeing, subject to certain conditions, to tender up to 1,950,000 and 450,000 Shares, respectively, if and to the extent that less than 2,400,000 Shares are tendered and not withdrawn in the Offer. For a further discussion of these agreements, see "Principal Shareholder Agreements" under Item 3 above.

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  Pro Ration.  The Special Committee and the Board also considered that if the Offer is oversubscribed, the Purchasers may not accept for purchase all of the Shares tendered in accordance with the pro ration mechanism set forth in the Offer to Purchase, and as a result a shareholder may not be able to dispose of all of its Shares in the Offer even if it wishes to do so.

  •
  Opinions of the Company's Financial Advisors.  The Special Committee and the Board considered the financial analysis and opinions of Duff & Phelps and Merrill Lynch. Duff & Phelps delivered its opinion orally to the Special Committee on May 20, 2008. Duff & Phelps subsequently confirmed in writing its opinion to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by unaffiliated holders of the Shares in the Offer pursuant to the Investment Agreement was fair from a financial point of view to such holders. Merrill Lynch orally shared its opinion with the Special Committee and delivered its opinion orally and in writing to the Board on the same date to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by holders of the Shares (other than affiliates of the Company) with respect to Shares accepted for purchase pursuant to the Offer was fair from a financial point of view to the holders of such Shares. The full text of the written opinion of

    Duff & Phelps, dated May 20, 2008, and the full text of the written opinion of Merrill Lynch, dated May 20, 2008, each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each opinion are attached hereto as Annex A and Annex B respectively, and are incorporated herein by reference. Duff & Phelps and Merrill Lynch provided their opinion to the Special Committee and the Board, respectively, for the information and assistance of the Special Committee and the Board in connection with their consideration of the Offer. The opinion of each of Duff & Phelps and Merrill Lynch is not a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer. For a further discussion of Duff & Phelps' and Merrill Lynch's opinions, see "Opinions of the Company's Financial Advisors" below.

  •
  Ability to Change Recommendation.  The Special Committee and the Board considered the fact that the Board can change its position and make a recommendation to the Company's shareholders with respect to the Offer or a superior proposal at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Board. The Special Committee and the Board considered that the Company's shareholders who tender their Shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the Board's position with respect to the Offer or otherwise.

        In addition to the factors described above, the Board believes that each shareholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all of the available information. Personal considerations that the Board believed may be relevant to this decision include:

  •
  the shareholder's determination of the adequacy of the Offer Price in light of the shareholder's own investment objectives;

  •
  the shareholder's views as to the Company's prospects and outlook or the likelihood that the Company will enter into a strategic transaction that will include a change of control premium to be paid to the Company's shareholders that is larger than any premium paid in the Offer;

  •
  the shareholder's need for liquidity or diversification of its investment portfolio;

  •
  other investment opportunities, including other types of investments, available to the shareholder;

  •
  the shareholder's assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

  •
  the tax and accounting consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax and accounting advisors; and

  •
  the factors considered by the Board as described herein and any other factors that the shareholder deems relevant to its investment decision.

        The Board determined that, in light of these factors, and based on the recommendation of the Special Committee that it should express an opinion that the Offer Price is fair to the Company's unaffiliated shareholders and that the Investment Agreement and the Transactions are in the best interest of the Company, but that the Board should remain neutral with respect to whether the Company's shareholders should tender their Shares in the Offer. The Board has determined that a shareholder's decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual shareholder's particular circumstances. The Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Special Committee and the Board as described above and any other factors that the shareholder deems relevant to its investment decision. The Board also urges each shareholder to consult with its own financial and tax advisors regarding the Offer.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the Board were aware of the interests of executive officers and directors of the Company as described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 hereof.

        (c)    Intent to Tender.    Except as disclosed below, to the Company's knowledge after reasonable inquiry, neither the Company nor any of the Company's executive officers, directors, affiliates or subsidiaries currently intend to tender Shares held of record or beneficially by them in the Offer. Except as set forth below, the foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        In the Stewart Letter described in Item 3(a) above, Mr. Stewart advised the Company that (i) he does not intend to tender in the Offer any Shares owned directly by him, and (ii) Mr. Stewart does intend to tender in the Offer up to 3,000,000 Shares held in trusts of which Mr. Stewart is a trustee (including Shares received by such trusts in the Share Distribution). The above summary of Mr. Stewart's intention to tender is qualified in its entirety by reference to the Stewart Letter, which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference. The Company is also aware that Mr. Stewart has entered into the Stewart Agreement to Tender, which is described under "Agreement to Tender of Bill Stewart" in Item 3(a) of this Statement and is filed as Exhibit (e)(5) to this Statement.

        The Company is aware that Mr. Kahn has entered into the Kahn Agreement to Tender, which is described under "Agreement to Tender of Robert Kahn" in Item 3(a) of this Statement and is filed as Exhibit (e)(6) to this Statement.

        The Company has been advised that WPS II intends to make the Share Distribution described in Item 3(a) hereto and the Company has received the WPS II Letter described in Item 3(a) hereto, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

        The Company has been advised that: Rocco Macri, an officer of the Company, intends to tender up to 130,000 Shares in the Offer; Susan G. Leber, an officer of the Company, intends to sell or tender up to 120,000 Shares in the Offer; Mark I. Phelps, an officer of the Company, intends to sell up to 14,500 Shares; William O. Hall, III, an officer of the Company, intends to tender up to 44,869 Shares in the Offer; Peter Jan P. Rubingh, an officer of the Company, intends to tender up to approximately 175,000 Shares in the Offer on behalf of himself and a company of which Mr. Rubingh owns 100%; and John C. Russell, a director of the Company, intends to tender 16,000 Shares in the Offer.

        (d)    Opinions of the Company's Financial Advisers.

Opinion of Duff & Phelps

        The Special Committee retained Duff & Phelps as the Special Committee's financial advisor on April 16, 2008, to provide the Special Committee with advice and an opinion (the "Opinion") in relation to the fairness of the price per share to be received by the unaffiliated shareholders of the Company in a transaction involving the Shares. On May 20, 2008, Duff & Phelps rendered its Opinion that, as of that date, the price per share to be received by the unaffiliated shareholders of the Company in connection with the proposed Offer by the Purchasers is fair from a financial point of view to such unaffiliated shareholders.

        The Opinion of Duff & Phelps is attached as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of the Opinion. We urge you to read the Opinion in its entirety.

        The Opinion of Duff & Phelps was directed to and for the information and use of the Special Committee and addresses only the fairness from a financial point of view as of May 20, 2008, of the consideration to be received in the Offer by the unaffiliated shareholders of the Company. The Opinion does not address any other aspects or implications of the transactions with the Purchasers and does not constitute a recommendation as to whether the holders should tender their shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer. The Special Committee selected Duff & Phelps to act as its financial advisor and render an opinion in connection with the Offer based on the firm's qualifications, experience and reputation.

        Duff & Phelps (NYSE: DUF) is a leading provider of independent financial advisory and investment banking services, supporting client needs principally in the areas of valuation, transactions, financial restructurings and disputes. With more than 1,100 employees serving clients worldwide through offices in North America, Europe and Asia, Duff & Phelps is committed to fulfilling its mission to protect, recover and maximize value for its clients.

Opinion of Merrill Lynch

        The Company retained Merrill Lynch to act as its financial advisor in connection with its analysis and consideration of the various strategic alternatives available to the Company, including the Transaction. As its financial advisor, Merrill Lynch was engaged to perform such financial advisory and investment banking services for the Company, as requested by the Company, that are customary and appropriate in connection with the analysis and consideration of such strategic alternatives, including an acquisition, a strategic investment or an alliance. Under the terms of its engagement, such services include assisting the Company in analyzing, structuring, negotiating and effecting the Transactions, and rendering an opinion in accordance with Merrill Lynch's customary practice, as to whether the Offer Price to be received by holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase pursuant to the Offer was fair from a financial point of view to the holders of such shares. The Board did not impose any limitation on Merrill Lynch in preparing its analysis or opinion. At the meeting of the Board on May 20, 2008, Merrill Lynch rendered its oral opinion, which opinion was later confirmed by delivery of a written opinion as of the same date, that as of May 20, 2008 and based on and subject to the various factors, assumptions and limitations set forth in its opinion, the $1.60 per share Offer Price to be received by holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase pursuant to the Offer was fair from a financial point of view to the holders of such shares.

        The full text of the written opinion of Merrill Lynch, dated May 20, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. You should read the written opinion carefully and in its entirety.

        The Merrill Lynch opinion is for the use and benefit of the Board and addressed only the fairness, as of the date of the opinion, from a financial point of view, of the Offer Price to be received by holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase pursuant to the Offer.

        The opinion of Merrill Lynch does not address the merits of the underlying decision by the Company to engage in the Transactions and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Shares pursuant to the Offer. In addition, the Board did not ask us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than nonaffiliated holders of the Shares.

        In arriving at its opinion, Merrill Lynch, among other things:

  •
  Reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant;

  •
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to it by the Company;

  •
  Conducted discussions with members of senior management of the Company concerning the matters described in the first two bullets above;

  •
  Reviewed the results of operations of the Company and prospects of the Company if it were to continue to exist as a stand-alone entity;

  •
  Reviewed the value that could be distributed to shareholders if the Company were to discontinue its operations based upon certain estimates and projections of senior management of the Company;

  •
  Compared the proposed financial terms of the proposed transaction with the financial terms of certain other transactions that were offered to the Company and were available to the Company as of May 20, 2008;

  •
  Participated in certain discussions and negotiations among representatives of the Company and the Purchasers and their legal advisors;

  •
  Reviewed a draft dated May 19, 2008 of the Investment Agreement and certain related documents; and

  •
  Reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including their assessment of general economic, market and monetary conditions.

        In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. Merrill Lynch was not furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information and the wind-down analysis furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they had been reasonably prepared and reflected the then best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company (in the case of the financial forecasts) or the expected results of the winding-down of the Company's operations (in the case of the wind-down analysis). Merrill Lynch also assumed that the final form of the Investment Agreement would be substantially similar to the last draft reviewed by it and that the Transactions would be consummated in accordance with the terms of the Investment Agreement.

        Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to it as of, the date of the opinion.

        Financial Analyses.    At the May 20, 2008 meeting of the Board and in connection with preparing its opinion for the Board, Merrill Lynch made a presentation of certain financial analyses of the Transaction.

        The following is a summary of the material analyses contained in the presentation that was delivered to the Board. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the table must be read together with the accompanying text of each summary. The table alone does not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

        The fact that any specific analysis has been referred to in the summary below and in this Schedule 14D-9 is not meant to indicate that such analysis was given more weight than any other analysis; in reaching its conclusion, Merrill Lynch arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered and analyses performed by Merrill Lynch in connection with its opinion operated collectively to support its determinations as to the fairness of the Offer Price from a financial point of view to the holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase in the Offer. Merrill Lynch did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

        In arriving at its opinion, Merrill Lynch made its determination as to the fairness, from a financial point of view, as of the date of the opinion, of the Offer Price to the holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase in the Offer on the basis of multiple financial analyses described below. The following summary is not a complete description of all of the analyses performed and factors considered by Merrill Lynch in connection with its opinion, but rather is a summary of the material financial analyses performed and factors considered by Merrill Lynch. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis.

        The estimates of future performance and the various costs associated with the wind-down of the operations of the Company provided by the Company's management in or underlying Merrill Lynch's analyses are not necessarily indicative of future results or values (in the case of the financial forecasts) or the expected results of winding-down the Company's operations (in the case of the wind-down analysis), which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters many of which are beyond the Company's control. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which such companies actually may be sold.

        The Offer Price to be paid per share for Shares pursuant to the Offer was determined through negotiation between the Company and Purchaser and the decision to enter into the Transactions was solely that of the Company and Purchaser. The opinion and financial analyses of Merrill Lynch were only one of many factors considered by the Company in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company with respect to the proposed transaction or the Offer Price to be paid pursuant to the Offer.

        Merrill Lynch assessed the fairness of the per share Offer Price to the holders of Shares (other than affiliates of the Company) with respect to Shares accepted for purchase in the Offer by

(i) assessing the stand-alone value of the Company under a variety of AUM scenarios, using discounted cash flow analysis and (ii) assessing the value of the Company's distributable assets that were to remain if the Company were to orderly wind-down and discontinue its operations, each of which is described in more detail in the summaries set forth below. Each of these methodologies was used to generate imputed valuation ranges that were then compared to the per share Offer Price.

Valuation Methodology	Imputed Valuation Per Common Share
Stand-alone Discounted Cash Flow Analysis(1)	$(1.36) - $0.73
Wind-down Analysis	$0.36

(1)
Based on a range of values for assets under management from $1.0 billion to $2.8 billion and assuming a 3% perpetual growth rate and a 14% discount rate.

        Discounted Cash Flow Analysis.    Merrill Lynch performed a discounted cash flow analysis of the Company as a stand-alone entity. Merrill Lynch calculated the discounted cash flow values for the Company as the sum of the present values of:

  •
  the estimated future free cash flows that the Company would generate for the fiscal year ending 2008 through the fiscal year ending 2012; and

  •
  the terminal value of the Company at the end of that period.

The estimated future free cash flows were based on the Company's management's estimates, including an assumption that the Company's assets under management would stabilize at approximately $1.9 billion at the end of 2008 without further inflows (but with a 5% annual market appreciation of such assets beginning in 2010) and that the Company's expenses would be significantly reduced relative to historic levels. The terminal value for the Company was calculated based on projected 2012 free cash flow and a range of estimated perpetual growth rates of such future free cash flow between 2% and 4%. Merrill Lynch used discount rates ranging from 13.0% to 15.0% for the Company based on Merrill Lynch's judgment of the estimated weighted average cost of capital of the Company.

        Merrill Lynch also analyzed a sensitivity of the discounted cash flow analysis using assets under management ranging from $1.0 billion to $2.8 billion at the end of 2008.

        Based on this analysis, Merrill Lynch derived a range of implied values per share of Shares of $(1.36) to $0.73 at the midpoint of the range of perpetual growth and discount rates, compared to the Offer Price of $1.60 per share.

        While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company's present or future value or results.

        Wind-down Analysis.    Merrill Lynch also assessed the value of the Company's distributable assets that were to remain if the Company were to orderly wind-down and discontinue its operations. Merrill Lynch based such calculation on the estimates and projections of the management of the Company, which assumed an orderly wind-down by the end of September 2008 and a gradual reduction of non-core operating expenses during this wind-down period. Following the wind-down, the Company projected that approximately $18.4 million in cash would be available for distribution to the holders of Shares. Based on this analysis, Merrill Lynch derived an imputed value per share of Shares of $0.36 that could be distributed to holders of Shares, assuming 51 million fully-diluted Shares outstanding, compared to the Offer Price of $1.60 per share.

        For a description of the Engagement Letter and the fees payable by the Company to Merrill Lynch, see "Item 5—Person/Assets Retained, Employed, Compensated or Used" below.

        In the ordinary course of its business, Merrill Lynch or its affiliates may actively trade the Shares for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Merrill Lynch's opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

        The Company selected Merrill Lynch as its financial advisor in connection with its analysis and consideration of the various strategic alternatives available to the Company, including the proposed transaction, because Merrill Lynch is an internationally-recognized investment banking firm with substantial experience in similar transactions. Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic alliances, competitive bids and private placements.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Merrill Lynch acted as financial advisor to the Company in connection with the Transactions and will receive a fee of $2,500,000 from the Company for its services which is contingent upon the consummation of the Transactions. In addition, the Company has agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement and to reimburse Merrill Lynch for certain of its out-of-pocket expenses related to its engagement. Merrill Lynch is currently providing financial advisory and financing services to the Company and may continue to do so and has received, and may receive, fees for the rendering of such services.

        Pursuant to an engagement letter dated April 16, 2008, the Company became obligated to pay Duff & Phelps a total fee of $350,000 with a portion of this fee paid in the form of a non-refundable retainer payable upon execution of the engagement letter and the balance payable at the time Duff & Phelps notified the Special Committee that it was prepared to render the Opinion. The Company also agreed to reimburse Duff & Phelps for reasonable expenses incurred in connection with its provision of services as financial advisor to the Special Committee. In addition, under the Duff & Phelps engagement letter, the Company agreed to indemnify Duff & Phelps against certain liabilities arising out of its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareholders concerning the Offer or the Transactions.

Item 6.    Interest in Securities of the Subject Company.

        Except in the ordinary course of business in connection with the Company's employee benefit arrangements, during the past 60 days no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, (iii) any tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Primary Share Purchases

        In addition to any Shares acquired by the Purchasers in the Offer, as described below, under the Investment Agreement, the Purchasers have the obligation to purchase additional Shares in the primary Share purchase, and have the option to purchase additional Shares in connection with the Top Up Option.

  Primary Share Purchase

        The Investment Agreement provides that on the second business day immediately following the later of (i) the expiration date of the Offer, or (ii) if the Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period, the Purchasers are required to purchase and the Company is required to issue and sell to the Purchasers 5,010,000 newly issued Shares at the Offer Price in addition to, and whether or not, any Shares are purchased in the Top Up Option.

  Top Up Option

        The Investment Agreement provides that on the second day following the later of (i) the expiration date of the Offer, or (ii) if the Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period, if the Purchasers have purchased fewer than 13,840,000 Shares in the Offer and the primary Share purchase, then the Purchasers shall have the option, but not the obligation, to require the Company to issue and sell to the Purchasers up to 2,430,000 additional newly issued Shares at the Offer Price.

        The foregoing summary of the Top Up Option and the primary Share purchase is qualified in its entirety by reference to the Investment Agreement, which is attached hereto and Exhibit (e)(1), and is incorporated herein by reference.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Letter from the Company to its Shareholders, dated May 28, 2008 (filed herewith)
(a)(2)	Opinion of Duff & Phelps, LLC, to the Board of Directors of W.P. Stewart & Co., Ltd. (incorporated by reference to Annex A to this Schedule 14D-9)
(a)(3)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the Board of Directors of W.P. Stewart & Co., Ltd. (incorporated by reference to Annex B to this Schedule 14D-9)
(e)(1)
Investment Agreement, dated May 20, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Partners LP, Arrow Masters LP and Arrow Offshore, Ltd. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchasers on May 28, 2008)

(e)(2)
Registration Rights Agreement, dated May 20, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Partners LP, Arrow Masters LP and Arrow Offshore, Ltd. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(3)	Letter from WPS II, Inc. to W.P. Stewart & Co., Ltd., dated May 20, 2008 (filed herewith)
(e)(4)	Letter from William P. Stewart, Jr. to W.P. Stewart & Co., Ltd., dated May 20, 2008 (filed herewith)
(e)(5)
Agreement among William P. Stewart, Jr., Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(6)	Agreement among Robert L. Kahn, Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(7)	Confidentiality Agreement, dated April 16, 2008, between the Company and the Purchasers (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Purchasers on May 28, 2008)
(g)(1)	Form of Letter from the Company to its Clients (filed herewith)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 28, 2008

W.P. STEWART & CO., LTD.

	By:	/s/ ROCCO MACRI
		Name:	Rocco Macri
		Title:	Managing Director—Chief Operating Officer

ANNEX A

May 20, 2008

The Special Committee to the Board of Directors
W.P. Stewart & Co., Ltd.
Trinity Hall
43 Cedar Avenue
P.O. Box HM 2905
Hamilton, HM LX
Bermuda

Dear Members of the Special Committee:

        The Special Committee to the Board of Directors (the "Special Committee") of W. P. Stewart & Co., Ltd. (the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") as the Special Committee's independent financial advisor to provide the Special Committee with an opinion (the "Opinion") as to whether, as of the date hereof, the Per Share Amount (as defined in the description of the Proposed Transaction below) to be received by the Unaffiliated Shareholders of the Company in the Offer is fair from a financial point of view to such shareholders. For purposes of this Opinion, the term "Unaffiliated Shareholders" means the holders of Common Shares other than WPS II, Inc. or current or former employees of the Company.

Description of the Proposed Transaction

        We understand that the Company intends to enter into an Investment Agreement (the "Agreement") between Arrow Offshore, Ltd., Arrow Partners LP, and Arrow Masters LP, (collectively referred to as the "Purchasers") and the Company, pursuant to which the Purchasers will make a cash tender offer (the "Offer") for up to 19,902,000 common shares par value $0.001 per share (representing approximately 35.9% of the issued and outstanding common shares after the transaction) of the Company ("Common Shares") for a purchase price of $1.60 per share (such amount being the "Per Share Amount").

        In addition, we understand that pursuant to the Agreement (i) immediately following the closing of the Offer, Purchasers shall purchase from the Company 5,010,000 Common Shares at a purchase price per Common Share equal to the Per Share Amount and (ii) if the Purchasers shall not have purchased at least 13,840,000 Common Shares (representing approximately 25.0% of the issued and outstanding Common Shares after the transaction) pursuant to the Offer, Purchasers will have the option but not the obligation to purchase, for a per share purchase price equal to the Per Share Amount, up to 2,430,000 newly issued Common Shares of the Company (any such purchases and sales of newly issued Common Shares being referred to as "Subsequent Sales").

Scope of Analysis

        In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.

Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

  1.
  Discussed the operations, financial condition, future prospects, projected operations and performance of the Company with the management of the Company;

  2.
  Discussed with Company management the factors which limit the Company's ability to successfully operate the business into the foreseeable future;

  3.
  Reviewed term sheets received by the Company from the Purchasers and various other bidders;

  4.
  Reviewed information contained in the Company's electronic data room including, but not limited to, qualitative discussions of the Company's business, historical fund performance, internally generated management presentations, historical financials, and the Company's bye-laws;

  5.
  Reviewed certain publicly available financial statements and other business and financial information of the Company and the industry sector in which it operates;

  6.
  Reviewed certain internal financial statements and other financial and operating data concerning the Company and its business which the Company identified as being the most current financial and operating data available;

  7.
  Reviewed certain financial forecasts prepared by the management of the Company, including assumptions related to the Company as a stand-alone entity and under the scenario of a potential wind down;

  8.
  Reviewed the most recent draft of the Investment Agreement between the Company and the Purchasers dated May 20, 2008;

  9.
  Reviewed the financial performance of the Company and the historical trading price, and trading volume of the Common Shares, and compared them with the financial performance of and the historical trading prices of the publicly traded securities of, certain other companies that we deemed relevant;

  10.
  Reviewed information on transactions involving companies that we deemed relevant;

  11.
  Reviewed publicly available research analyst reports on the Company and selected public companies we deemed relevant; and

  12.
  Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing our analyses and rendering this Opinion Duff & Phelps, with your consent:

  1.
  Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including Company management, and did not independently verify any such information;

  2.
  Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by management of the Company, including estimates of the probability of realization, magnitude and timing of certain contingent liabilities and contingent assets, were reasonably prepared and based upon the best currently available information and good faith judgment of the Company's management;

  3.
  Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form will conform in all material respects to the drafts reviewed by Duff & Phelps;

  4.
  Assumed that all of the information supplied to Duff & Phelps was and is accurate in all respects material to our analyses;

  5.
  Assumed that all of the conditions required to consummate the Offer will be satisfied and that the Offer will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

  6.
  Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived from the Offer.

        For purposes of our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue, the results of our analyses could be adversely affected.

        Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company or of its specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, liquidation analysis, an analysis of the Company's credit worthiness or as investment, tax or accounting advice. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Offer, the assets, businesses or operations of the Company, or any alternatives to the Offer, (ii) negotiate the terms of the Offer, or (iii) advise the Special Committee, the Board of Directors of the Company or any other party with respect to alternatives to the Offer. This Opinion only addresses whether the Per Share Amount to be received in the Offer by the Unaffiliated Shareholders of the Company is fair from a financial point of view to such holders and does not address any other aspect or implication of the Offer or any aspect or implication of the Subsequent Sales on the Company, any holder of Common Shares or otherwise or any agreement, arrangement or understanding entered into in connection with the Offer or otherwise including (i) the allocation of the aggregated consideration to be received in the Offer amongst holders of Common Shares that receive the Per Share Amount and (ii) the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of the Company. In addition, Duff & Phelps was not requested to express any opinion and has not considered the prices at which Common Shares will trade after announcement of the Offer or at any other time, the value of Common Shares not purchased in the Offer or the prices at which such shares may be purchased or sold after the consummation of the Offer, or any other aspect or implication of the Offer on the rights and privileges of holders of Common Shares not purchased in the Offer. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee, the Board of Directors of the Company and the Company have been advised by counsel as to all legal matters with respect to the Offer, including whether all procedures required by law to be taken in connection with the Offer have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Offer, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

        The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion is not a recommendation as to how the Special Committee, the Board of Directors of the Company or any holder of Common Shares should vote or act with respect to any matters relating to the Offer,whether any holder of Common Shares should tender all or a portion of such shares pursuant to the Offer, nor does it indicate that the Per Share Amount paid is the highest amount payable under any circumstances. The decision as to whether to proceed with the Offer or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

        Duff & Phelps will receive a fee for rendering this Opinion, which is not contingent upon the conclusion expressed herein or the consummation of the Offer. The Company has also agreed to reimburse Duff & Phelps for certain expenses and to indemnify Duff & Phelps and certain related parties for certain liabilities arising in connection with Duff & Phelps' engagement. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps' fee is payable upon Duff & Phelps' stating to the Special Committee to the Board of Directors of the Company that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. The issuance of this Opinion has been approved by the internal opinion committee of Duff & Phelps.

Conclusion

        Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Per Share Amount to be received by the Unaffiliated Shareholders of the Company in the Offer is fair from a financial point of view to such shareholders.

Respectfully submitted,

/s/ Duff & Phelps, LLC

DUFF & PHELPS, LLC

ANNEX B

May 20, 2008

Board of Directors
W.P. Stewart & Co., Ltd.
Trinity Hall, Bermuda

Members of the Board of Directors:

        W.P. STEWART & CO., Ltd., a Bermuda exempted company (the "Company"), and ARROW OFFSHORE, LTD, a Cayman Islands exempted company ("Arrow Offshore"), ARROW PARTNERS LP, a Delaware limited partnership ("Arrow Partners"), and ARROW MASTERS LP, a Delaware limited partnership ("Arrow Masters" and collectively with Arrow Offshore and Arrow Partners, "Acquiror"), propose to enter into an Investment Agreement (the "Agreement") to be dated as of May 20, 2008, pursuant to which (i) the Acquiror will commence a tender offer (the "Offer") for up to 19,902,000 common shares, par value $0.001 per share, of the Company (the "Company Shares") at a price equal to $1.60 per Company Share (the "Offer Price") and (ii) Acquiror will purchase from the Company 5,010,000 newly issued Company Shares at the Offer Price (the "Required Primary Share Purchase"). The Agreement also contemplates that, if after the completion of the Offer and the Required Primary Share Purchase, Acquiror holds less than 13,840,000 of the Company Shares then outstanding, Acquiror will have an option to purchase from the Company (the "Optional Primary Share Purchase") at the Offer Price up to 2,430,000 newly issued Company Shares. Each of Arrow Offshore, Arrow Partners and Arrow Masters will be limited to 9.5% voting interest in the Company pursuant to the Company's bye-laws. The Offer, together with the Required Primary Share Purchase and the Optional Primary Share Purchase, are referred to herein as the "Transaction".

        You have asked us whether, in our opinion, the Offer Price to be received by the holders of the Company Shares with respect to Company Shares accepted for purchase pursuant to the Offer is fair from a financial point of view to such holders (other than affiliates of the Company) as of the date hereof.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the results of operations of the Company and prospects of the Company if it were to continue to exist as a stand alone entity;

  (5)
  Reviewed the value that could be distributed to shareholders if the Company were to discontinue its operations based upon certain estimates and projections of senior management of the Company;

  (6)
  Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that were offered to the Company and are available to the Company as of the date hereof;

4 World Financial Center FL 25
New York, NY 10080

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors;

  (8)
  Reviewed a draft dated May 19, 2008 of the Agreement and certain related documents; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information and the wind-down analysis furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company (in the case of the financial forecasts) or the expected results of winding-down the Company's operations (in the case of the wind-down analysis). We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us and that the Transaction will be consummated in accordance with the terms of the Agreement.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses related to our engagement.

        We are currently providing financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Offer. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Offer Price. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by the holders of the Company Shares with respect to Company Shares accepted for purchase pursuant to the Offer is fair from a financial point of view to the holders of such shares (other than affiliates of the Company).

Very truly yours,
/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Letter from the Company to its Shareholders, dated May 28, 2008 (filed herewith)
(a)(2)	Opinion of Duff & Phelps, LLC, to the Board of Directors of W.P. Stewart & Co., Ltd. (incorporated by reference to Annex A to this Schedule 14D-9)
(a)(3)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the Board of Directors of W.P. Stewart & Co., Ltd. (incorporated by reference to Annex B to this Schedule 14D-9)
(e)(1)
Investment Agreement, dated May 20, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Partners LP, Arrow Masters LP and Arrow Offshore, Ltd. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(2)
Registration Rights Agreement, dated May 20, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Partners LP, Arrow Masters LP and Arrow Offshore, Ltd. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(3)	Letter from WPS II, Inc. to W.P. Stewart & Co., Ltd., dated May 20, 2008 (filed herewith)
(e)(4)	Letter from William P. Stewart, Jr. to W.P. Stewart & Co., Ltd., dated May 20, 2008 (filed herewith)
(e)(5)
Agreement among William P. Stewart, Jr., Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(6)	Agreement among Robert L. Kahn, Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Purchasers on May 28, 2008)
(e)(7)	Confidentiality Agreement, dated April 16, 2008, between the Company and the Purchasers (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Purchasers on May 28, 2008)
(g)(1)	Form of Letter from the Company to its Clients (filed herewith)

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TABLE OF CONTENTS
SCHEDULE 14D-9
  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE